

Mail Stop 3233

July 16, 2018

Via e-mail
Ms. Margaret Stapleton
Executive Vice President and Principal Financial/Accounting Officer
Century Casinos, Inc.
455 E. Pikes Peak Ave., Suite 210
Colorado Springs, CO 80903

> **Re:** **Century Casinos, Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed March 9, 2018**
> **File No. 000-22900**

Dear Ms. Stapleton:

We have reviewed your July 3, 2018 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2018 letter.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 60

1. We note your response to our prior comment 1. Please clarify how you concluded that your market risk from foreign currency exchange rates is not material. Your response should address, but not necessarily be limited to, that your debt appears to be denominated primarily in Canadian dollars.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3295 with any questions.

Sincerely,

/s/ Shannon Sobotka *for*

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate
& Commodities